

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 10, 2007

Mr. David Hayes
Chief Financial Officer
CanAm Uranium Corp.
1255 West Pender Street
Vancouver, BC, Canada  V6E 2V1

> **Re:** **CanAm Uranium Corp.**
> **Form 10-8 filed July 5, 2007**
> **File No. 000-52259**

Dear Mr. Hayes:

We have reviewed your Item 4.02 Form 8-K and have the following comments. Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed July 5, 2007

1.      Tell us whether you provided your independent accountant with a copy of the disclosures you made in your filing.  Refer to the instructions for Form 8-K, Item 4.02(c)(1).

2.      Tell us whether you requested your independent accountant to furnish to you as promptly as possible a letter addressed to us stating whether the independent accountant agrees with the statements made by you in your filing and, if not, stating the respects in which it does not agree.  Refer to the instructions for Form 8-K, Item 4.02(c)(2).

3.    If such a letter has been received by you, amend your filing to file the letter as an exhibit.  Note that this must be done no later than two business days after your receipt of the letter.  Refer to the instructions for Form 8-K, Item 4.02(c)(3).

4.    Your filing states that you will file an amendment to your Form 10-QSB on or before July 9, 2007.  We note that you did not do so.  Tell us when you will be filing your amendment.

5.    If you are aware of the facts underlying your independent accountant's conclusion regarding the non-reliance of your first quarter financial statements, those facts should have been briefly described in your Form 8-K and should be promptly disclosed in an amendment to your Form 8-K.

        Please file your supplemental response via EDGAR in response to these comments within 5 business days of the date of this letter.  Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time.  Direct any questions regarding the above to Sandy Eisen at (202) 551-3864 or to me at (202) 551-3684.

                        Sincerely,


                        April Sifford
                        Branch Chief